07069857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

Date: June 28, 2007

By: Karen M Spaun

Meadowbrook, Inc.
as Plan Sponsor
Name: Karen M. Spaun
Title: Vice President

MEADOWBROOK INSURANCE GROUP, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

Exhibit 99.1

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

MEADOWBROOK, INC. 401(k)
PROFIT SHARING PLAN

I N D E X

GORDON
Advisors, P.C.
certified public accountants

1301 W. Long Lake Rd., Ste. 200
Troy, MI 48098-6319
t 248.952.0200 · f 248.952.0290

To the Trustees of
Meadowbrook, Inc 401(k) Profit Sharing Plan
26255 American Dr.
Southfield, Michigan 48034-6112

INDEPENDENT AUDITORS' REPORT

We were engaged to audit the accompanying financial statements of the Meadowbrook, Inc 401(k) Profit Sharing Plan as of December 31, 2006 and 2005 and the supplemental schedule as of and for the year ended December 31, 2006 as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.130-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information summarized in Note 1, which was certified by the Merrill Lynch Trust Company, the custodian of the Plan assets, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the custodian as of and for the years ended December 31, 2006 and 2005 that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Gordon Advisors, P.C.

June 28, 2007
Troy, Michigan

MEADOWBROOK, INC 401(K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31, 2006	December 31, 2005
INVESTMENTS: - at fair value		
Registered investment company stock	$ 25,107,156	$ 22,530,231
Meadowbrook Insurance Group Inc. Common Stock	1,003,897	668,179
Participant loans	548,299	499,588
TOTAL INVESTMENTS	26,659,352	23,697,998
RECEIVABLES:		
Accrued interest and dividends	248	37
Employee contribution	91,663	82,835
Employer contribution	81,187	88,882
TOTAL RECEIVABLES	173,098	171,754
CASH AND CASH EQUIVALENTS	3,560,563	2,967,733
NET ASSETS AVAILABLE FOR BENEFITS	$ 30,393,013	$ 26,837,485

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC 401(K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31, 2006	Years Ended December 31, 2005
ADDITIONS:		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 1,794,340	$ 1,039,316
Net appreciation in fair value of investments	1,972,362	689,672
Interest on participant loans	30,351	29,006
	3,797,053	1,757,994
Contributions:		
Employer	852,518	812,669
Participants	2,708,132	2,557,888
Participant rollovers	117,272	421,013
	3,677,922	3,791,570
TOTAL ADDITIONS	7,474,975	5,549,564
DEDUCTIONS:		
Deductions from net assets attributed to:		
Benefits paid to participants	3,912,227	2,294,254
Administrative expenses	7,220	3,340
TOTAL DEDUCTIONS	3,919,447	2,297,594
Net increase	3,555,528	3,251,970
NET ASSETS AVAILABLE FOR BENEFITS AT:		
Beginning of year	26,837,485	23,585,515
End of year	$ 30,393,013	$ 26,837,485

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE:

1. DESCRIPTION OF PLAN

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six (6) months of service and who have reached the age of twenty and one half (20½) or older may enter the plan relative to their pre-tax contribution and relative to profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – 401(k) - Participants may make salary reduction contributions up to 75 percent of their compensation as defined by the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan. In 2006 and 2005 the Company contributed 50 percent of the first 6 percent of compensation that a participant contributed to the Plan, subject to certain limitations.

Contributions – Profit Sharing - The Company may contribute to the Plan out of its current or accumulated net profit as determined by the Company's Board of Directors.

Funding Policy - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions, their share of Company contributions, and earnings arising from participation in the Plan.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions into any of approximately forty investment options. Participants may change their investment options on a daily basis.

Payment of Benefits - On termination of service, a participant may under certain circumstances, elect a joint or survivor annuity or choose from several other alternate methods of payment including a lump sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are maintained on the accrual basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

NOTE:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits - Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

3. INVESTMENTS

The following presents investments at December 31, 2006 and 2005 that represent 5% or more of the Plan's net assets.

	2006	2005
Mass Investors Trust	$ 0	$ 2,273,778
MFS – Emerging Growth Fund A	0	1,627,671
The Oakmark International Fund Class II	1,915,135	1,325,302
The Oakmark Equity & Income Fund Class II	1,956,896	1,518,752
Blackrock – Basic Value Fund A	2,255,862	2,111,191
Davis NY Venture Fund	2,820,748	738,698
American Growth Fund	1,870,797	0
ML – Retirement Reserves	3,560,563	2,967,732

4. LOANS TO PARTICIPANTS

Loans to participants are secured by the participant's account and shall not exceed 50 percent of the participant's account. In no event shall the amount of any loan to a participant exceed $50,000. The loans must bear a reasonable rate of interest.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE:

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds common stock of Meadowbrook, Inc. in the Plan. Meadowbrook, Inc. is the Plan Sponsor, and therefore these transactions qualify as party-in-interest.

The Company paid all administrative fees with respect to the Plan during the years ended December 31, 2006 and 2005.

7. DEPARTMENT OF LABOR LIMITED SCOPE AUDIT

The Plan administrator that holds the Plan's investment assets and executes investment transactions has obtained a certification from the custodian as of and for the year ended December 31, 2006. This certification provides that the information regarding the investment assets, transactions, and income, and the schedules of investments and reportable transactions are complete and accurate.

8. TRUST AGREEMENTS

The Plan's assets, together with the income there from, are held by the Merrill Lynch Trust Company as units in pooled separate accounts and are administered by the custodian who is Merrill Lynch Trust Company. Loan fees and investment fees attributable to the Plan's investment transactions are paid by the Plan. All other costs of the Plan are paid by the Company.

9. BENEFITS PAYABLE

At December 31, 2006 and 2005, the net assets available for plan benefits included accounts of terminated participants of $5,797,786 and $5,932,134, respectively.

10. TAX STATUS

The Plan has adopted the Merrill Lynch Special Prototype Defined Contribution Plan and Trust which has received an Internal Revenue Service letter dated June 4, 2002 informing them that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MEADOWBROOK, INC. 401 (k)
PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

MEADOWBROOK, INC 401(K) PROFIT SHARING PLAN
EIN 38-2645138, PN 333
Schedule H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Alger	Alger Midcap Growth Instl Port	**	$ 398,227
	Alger	Alger Midcap Growth Instl Port - GM	**	168,179
	Alger	Alger Capital Appreciation	**	370,685
	American	American Growth Fund	**	1,870,797
	JP Morgan	JP Morgan Government Bond	**	242,961
	JP Morgan	JP Morgan Government Bond - GM	**	410,060
	DWS	DWS Dreman Samll Capital Value	**	870,215
	DWS	DWS Dreman Samll Capital Value - GM	**	135,695
	Davis	Davis NY Venture Fund Class A	**	2,820,748
	Davis	Davis Series Financial Fund Class A	**	83,006
	Davis	Davis Series Income Real Estate Fund A	**	727,618
	Lord Abbett	Lord Abett Mid Cap Value Class P	**	983,811
	Lord Abbett	Lord Abbett Mid Cap Value Class P - GM	**	263,061
	MFS	MFS Utilities Fund Class A	**	548,737
	Oppenheimer	Oppenheimer Global Fund	**	908,485
	Blackrock	Blackrock HL SC Opportunities Fund	**	94,352
	Blackrock	Blackrock Bond Fund	**	177
	Blackrock	Blackrock - Fundamental Growth Fund A	**	1,273,761
	Blackrock	Blackrock - Fundamental Growth Fund A - GM	**	526,401
	Blackrock	Blackrock - Basic Value Fund Class A	**	2,255,862
	Blackrock	Blackrock - Basic Value Fund Class A - GM	**	675,757
	Blackrock	Blackrock - Eurofund Class A	**	194,442
	Blackrock	Blackrock - Global Allocation Fund Class A	**	1,311,331
	Blackrock	Blackrock - Equity Dividend A	**	50,028
	Blackrock	Blackrock - Pacific Fund A	**	134,558
	Blackrock	Blackrock - S&P 500 Index	**	503,152
	Blackrock	Blackrock - Small Cap Index	**	383,970
	Loomis	Loomis Sayles Strategic	**	50,761
	Jennison	Jennison Small Company Fund	**	92,510
	Jennison	Jennison Small Company Fund Cl	**	92,089
	Mainstay	Mainstay High Yield Corp Bond	**	84,241
	The Oakman	The Oakman Equity & Income Fund Class II	**	1,956,896
	The Oakman	The Oakman International Fund Class II	**	1,915,135
	The Oakman	The Oakman Fund Class II	**	150,172
	The Oakman	The Oakman International Fund Class II - GM	**	711,854
	Pimco	Pimco Total Return Fund C	**	1,276,698
	Pimco	Pimco Total Return Fund A - GM	**	514,553
	Thornburg	Thornburg Inter Value Fund	**	56,171
		SUBTOTAL		$ 25,107,156

* Identifies party - in - interest

** Cost is not reported as the Plan is an individual account plan that is participant or beneficiary directed with respect to assets allocated to his or her account.

See Independent Auditors' Report.

MEADOWBROOK, INC 401(K) PROFIT SHARING PLAN
EIN 38-2645138, PN 333
Schedule H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
		SUBTOTAL (continued from previous page)		$ 25,107,156
*	Common Stock	Meadowbrook Insurance Group, Inc.	**	1,003,897
*	Money Market	ML - Retirement Reserves	**	3,560,563
		Participant Loans (5.00% - 10.50%)		548,299
		TOTAL		$ 30,219,915

* Identifies party - in - interest

** Cost is not reported as the Plan is an individual account plan that is participant or beneficiary directed with respect to assets allocated to his or her account.

END